Mail Stop 4561

May 15, 2008

Mr. Christopher P. Marr
Chief Financial Officer
U-Store-It Trust
50 Public Square, Suite 2800
Cleveland, OH 44113

      Re: **U-Store-It Trust**
                Form 10-K for the year ended December 31, 2007
                Filed February 29, 2008
                File No. 1-32324

Dear Mr. Marr:

We have reviewed your filings and have the following comments. We have limited our review to only the issues raised in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page F-9

Note 8 – Related Party Transactions, page F-19

1.   We note that you entered into a settlement agreement in which you amended or terminated certain agreements and settled all pending litigation with Rising Tide Development LLC and other related parties and that this settlement was conditioned upon your acquisition of 14 self-storage facilities from Rising Tide for $121 million. Please tell us how you determined that all consideration paid was allocable to the purchase of the storage facilities, considering the provisions of EITF 04-01, *Accounting for Preexisting Relationships between the Parties to a Business Combination*. Specifically, tell us how you measured the fair value of

both the storage facilities acquired and the effective settlement of the lawsuits and executory contracts in the business combination.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief